                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Cryopak Industries Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                  22 89 04 108
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Andell Holdings, LLC
                           Esarbee Investments Limited
                               c/o Claridge, Inc.
                                1170 Peel Street
                                    8th Floor
                         Montreal, Quebec H3B 4P2 Canada
                                 (514) 878-5243
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 26, 2002
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.      22 89 04 108                        Page 2 of 13 Pages
------------------------------                    ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Esarbee Investments Limited
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      2,812,500
NUMBER OF      -----------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY              0**
EACH           -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      2,812,500
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0**
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,812,500
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.4%**
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
**See Items 4 through 6.

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.      22 89 04 108                        Page 3 of 13 Pages
------------------------------                    ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Andell Holdings, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      2,812,500
NUMBER OF      -----------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY              0**
EACH           -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      2,812,500
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0**
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,812,500**
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.4%**
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
**See Items 4 through 6.

Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common shares (the "Common Shares") of Cryopak Industries Inc., a Canadian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1053 Derwent Way, Annacis Island, Delta, British Columbia, Canada V5M 5R4. This Statement is being filed by the Reporting Persons (as defined below) to report transactions in the Common Shares as a result of which each of the Reporting Persons may be deemed to be a beneficial owner of in excess of 5% of the total number of outstanding Common Shares. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 2. Identity and Background.

     (a) This Statement is being filed on behalf of Esarbee Investments, Inc., a Canadian corporation ("Esarbee"), and Andell Holdings, LLC, a Delaware limited liability company ("Andell" and, together with Esarbee, the "Reporting Persons"). Schedule I to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the Executive Officers, Directors and Managers of the Reporting Persons, of the CB Family Trust ("CB") and the Charles Rosner Bronfman Family Trust ("CRBFT," and together with CB, the "Members"), the members of Andell, and the shareholders of Esarbee; and of the Trustees of the Members (collectively, the "Schedule I Persons").

     (b) Esarbee has its principal office c/o Claridge, Inc. at 1170 Peel Street, 8th Floor, Montreal, Quebec H3B 4P2 Canada. Andell has its principal office c/o Withers Bergman, at Connecticut Financial Centre, 157 Church Street, P.O. Box 426 New Haven, Connecticut 06502 USA.

     (c) Esarbee's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities. Andell's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

     (d) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been convicted in a criminal proceeding.

     (e) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of funds was the working capital of each of the Reporting
Persons.

Item 4. Purpose of Transaction.

     The purpose of the Reporting Persons for the transaction is to make a substantial, but not controlling, equity investment in the Issuer and to work with the Issuer's Management to enhance the value of the Issuer. Except as set forth in this Statement and in the attached Exhibits, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons will, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

     (a) Each of the Reporting Persons may be deemed to beneficially own 2,812,500 Common Shares. With respect to each Reporting Person, this represents 9.4% of the Common Shares of the Issuer based on the 7,500,000 Common Shares sold by the Issuer in a pursuant to certain subscription agreements (including the Andell Subscription Agreement and the Esarbee Subscription Agreement, as defined below), the 28,842,444 shares of Common Stock reported by the Issuer as outstanding as of April 26, 2002, and the 1,875,000 Common Shares and warrant to purchase an additional 937,500 Common Shares (with respect to Andell, the "Andell Warrant," with respect to Esarbee, the "Esarbee Warrant," and collectively, the "Warrants") acquired by each of the Reporting Persons.

     Andell acquired its Common Shares and the Andell Warrant pursuant to a Private Placement Subscription Agreement dated as of April 26, 2002 between the Issuer and Andell (the "Andell Subscription Agreement"). The Andell Subscription Agreement and the Andell Warrant are attached hereto as Exhibits 2 and 3, respectively.

     Esarbee acquired its Common Shares and its Warrant pursuant to a Private Placement Subscription Agreement dated as of April 26, 2002 between the Issuer and Esarbee (the "Esarbee Subscription Agreement"). The Esarbee Subscription Agreement and the Esarbee Warrant are attached hereto as Exhibits 4 and 5, respectively.

     The terms of the Warrants are identical and allow the Reporting Person holding the Andell Warrant or the Esarbee Warrant, as the case may be, to acquire 937,500 Common Shares at a price of CDN$1.25 per share until April 26, 2004, 4:00pm, at which time both Warrants will expire. Except as disclosed in this Item 5(a), as of the date hereof, neither the Reporting Person nor, to the best of their knowledge, any of the Schedule I Persons beneficially owns any Common Shares.

     (b) Each of the Reporting Persons possesses the sole power to vote or dispose of the Common Shares reported herein as beneficially owned by it.

     (c) Except as set forth in this Statement, during the last sixty days there have been no transactions in the Common Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On April 26, 2002, each of the Reporting Persons entered into a Private Placement Subscription Agreement with the Issuer. Pursuant to their respective Private Placement Subscription Agreements, each Reporting Person agreed to purchase from the Issuer 1,875,000 Common Shares and a warrant to purchase an additional 937,5000 Common Shares expiring on April 26, 2004.

     Except as set forth in this Statement or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of August 9, 2001, by and between the Reporting Persons.
     2. Private Placement Subscription Agreement, dated as of April 26, 2002 by and between Andell and the Issuer.
     3. Share Purchase Warrant Certificate, dated as of April 26, 2002, by and between Andell and the Issuer.
     4. Private Placement Subscription Agreement, dated as of April 26, 2002 by and between Esarbee and the Issuer.
     5. Share Purchase Warrant Certificate, dated as of April 26, 2002, by and between Esarbee and the Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2002                      ESARBEE INVESTMENTS LIMITED

                                        By:  /s/Michel Boucher
                                        ---------------------------
                                        Name:   Michel Boucher
                                        Title:  Attorney in Fact

Dated: May 6, 2002                      ANDELL HOLDINGS, LLC

                                        By: /s/ Michel Boucher
                                        ---------------------------
                                        Name:   Michel Boucher
                                        Title:  Attorney in Fact

                                   SCHEDULE I

                                 TO SCHEDULE 13D

                           Information with Respect to

            Executive Officers and Directors of the Reporting Person

                     and the Members of the Reporting Person

     The following sets forth as to each of the members, executive officers and Managers of the Reporting Persons: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada. To the knowledge of the Reporting Person and the Members, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ANDELL HOLDINGS LLC
-------------------

Name and         Present Business      Present Principal    Citizenship
Position with    Address               Occupation
the Reporting
Person
-------------    ---------------       ----------------     -----------

Managing Member:

Bruce I.         157 Church St.        Partner, Withers     United States
Judelson         New Haven, CT 6510    Bergman

Members:
The CB Family    c/o The Codan Trust   Investment Holdings  Bermuda
Trust            Company

                 Richmond House

                 12 Par-La-Ville Road
                 Hamilton, Bermuda

Trustees of the CB Family Trust:
--------------------------------

The Codan Trust  Richmond House        Trust Company        Bermuda
Company Limited  12 Par-La-Ville Road
                 Hamilton, Bermuda

                           Esarbee Investments Limited
                           ---------------------------

Shareholders of the Reporting Person
------------------------------------

The Charles Rosner
Bronfman Family
Trust

Trustees of The Charles Rosner Bronfman Family Trust
----------------------------------------------------

Stephen R.                             Private Investor
Bronfman

Robert S. Vineberg  c/o Davies Ward,   Attorney
                    Philips &
                    Vineberg
                    1501
                    McGill College
                    Avenue,
                    Montreal,
                    Quebec, Canada
                    H3A 3N9

Ellen Bronfman      Andell Ltd., 55    Private Investor
Hauptman            Grosvenor St.
                    London UK W1K 3HY

Arnold M. Ludwick                      Vice-Chairman,
                                       Claridge, Inc.

Executive Officers of the Reporting Person
------------------------------------------

Stephen R.
Bronfman

Samuel Minzberg,                      President & CEO
Assistant Secretary                   Claridge, Inc.

Andrew J. Parsons,                     Senior Vice
Vice President                         President & CFO,
                                       Claridge, Inc.

Michel Boucher,                        Vice President
Vice President                         Claridge, Inc.
Richard P. Doyle,                      Senior Vice
Vice President                         President
                                       Claridge, Inc.

Directors of the Reporting Person
---------------------------------

Stephen R. Bronfman

Andrew J. Parsons

Richard P. Doyle

Samuel Minzberg